Exhibit 99.E

[Galleon Letterhead]

Via E-Mail and Federal Express

November 5, 2007

Mr. Adam Berger

Mr. C. Larry Bradford

Mr. Michael Edell

Mr. George H. Ellis

Mr. Frank Perna

Mr. Joe A. Rose

Mr. Lance Rosenzweig

c/o Peter Hargittay

Director of Marketing & Investor Relations

PeopleSupport, Inc.

1100 Glendon Ave., Suite 1250

Los Angeles, California 90024

To the Board of Directors of PeopleSupport, Inc.:

The Galleon Group is a $7 billion fund.  As you are aware, we are currently the largest shareholder of PeopleSupport, holding approximately 24% of its outstanding shares. We have invested more than $70 million in PeopleSupport because we believe in its fundamental value proposition and the strength of its primary focus.

Accordingly, we would like to remind you that PeopleSupport is a provider of offshore business outsourcing services and not a real estate investment vehicle.  In the last two months Mr. Rosenzweig has informed shareholders that the company intends to embark upon an ambitious real estate development project in the Philippines.  Mr. Rosenzweig informed us that the estimated cost of this real estate project will be approximately US$80 to $100 million. This number is in excess of 50 percent of PeopleSupport’s current cash position and represents more than 25 percent of the company’s current market capitalization.  This is an extraordinarily risky bet for a company of PeopleSupport’s size and could jeopardize the entire company.

We did not invest in PeopleSupport seeking exposure to the Asian real estate market.  If PeopleSupport is interested in mitigating its real estate exposure in the Philippines in light of investments it has already completed in that country, we believe the appropriate course of action would be to engage an experienced real estate investor to develop a property in which PeopleSupport would be a key tenant.  The current strategy to have PeopleSupport develop this property is misguided and will in all likelihood achieve nothing other than the destruction of shareholder value.  Indeed, the strategy has been poorly received by the market as the decline in PeopleSupport’s stock price that followed the announcement of this strategy clearly indicates.  We ask that the Board immediately issue a statement clearly and unequivocally rescinding the recently announced real estate strategy.

We have been investing in PeopleSupport since the fourth quarter of 2004.  Between May and August of 2007, we increased our position from 5.4% to 23.9%.  This was a reflection of our confidence in the company’s business prospects and a belief that the company’s upside potential was not fairly reflected in the market value of the PeopleSupport stock.  Naturally, we expected that our ongoing investment support of the company would have been welcomed by management and the Board.  Instead, the Board chose to implement a poison pill plan on August 27, 2007.  Not only was this decision counter-intuitive and punitive to PeopleSupport’s largest investors, it is astonishing in the current regulatory environment.  While institutional investors, regulatory authorities and the courts are increasing their scrutiny of corporate governance, the Board has opted to implement a corporate strategy universally recognized for its effect of entrenching existing management at the expense of shareholders.  As of today, management and the Board have blatantly ignored our private and public demands that the poison pill be removed.

We note that PeopleSupport’s stock is down 50% since January 1, 2007 and down 16% since the company announced the implementation of its poison pill plan on August 27, 2007.  By comparison, during the same periods the Nasdaq index has increased by 17% and 16%, respectively.  In light of this terrible performance by the company’s management team, we were shocked by your October 17, 2007 announcement that the management team has been “rewarded” with the grant of an additional 435,500 restricted stock unit (“RSU”) awards (including 130,000 RSUs to Mr. Rosenzweig).  These RSUs are worth in excess of $4.5 million based on current stock prices.  On October 31, 2007 you further announced new compensation packages that included an increase in base salary of approximately 5% for the same executive officers.  These raises are on top of raises in excess of 25% for 2007, including a $100,000 raise for Mr. Rosenzweig.  In addition, on October 31 you  increased their target bonuses and, only two weeks after granting the 435,500 RSUs, you awarded the executive team another 122,500 RSUs and 245,000 stock options.  These actions make us further question whether the Board really has the interest of its shareholders at heart.

We continue to believe that the shares of PeopleSupport are undervalued and that you should discontinue the current focus on real estate development and withdraw the poison pill.  Further, we insist that the Board regain control of PeopleSupport’s course.  The Board must take all appropriate actions to immediately evaluate the Company’s current strategic position and all options available to build and maximize shareholder value.  Indeed, we specifically request that the Board communicate to its shareholders in the coming days the specific steps being taken by the Board to fully explore the options available to the company, as well as the steps being taken to refocus PeopleSupport’s corporate strategy away from value-destroying initiatives and towards the realization of value for its shareholders.

We remind the Board of its fiduciary duties to its shareholders and that we will hold each member personally responsible as well as use every means available to us to protect our investment in PeopleSupport.

Sincerely,

/s/ Raj Rajaratnam
Raj Rajaratnam

Galleon Management, L.P.
Managing Member of General Partner
Galleon Management, LLC

Galleon International Management, LLC
Managing Member

Galleon Special Opportunities Management, LLC
Managing Member